UNITED STATES
SECURITIES AND EXCHANGECOMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

6D GLOBAL TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

83002F100
(CUSIP Number)

Roger Ming Li
NYGG (Asia), Ltd.
12th Floor Ruttonjee House
11 Duddell Street
Central, Hong Kong, China
(86) 10-6581-4338
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83002F100	Page 1 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NYGG (Asia), Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,149,883

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 35,149,883

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,149,883

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 83002F100	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Roger Ming Li.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 480,000

	8.	Shared Voting Power 35,149,883

	9.	Sole Dispositive Power 480,000

	10.	Shared Dispositive Power 35,149,883

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,629,883

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83002F100	Page 3 of 5

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, $0.00001 par value per share (the “Stock”) of Cleantech Innovations, Inc. n/k/a 6D Global Technologies, Inc. (the “Issuer”), having a principal place of business at 17 State Street, Suite 450, New York, New York 10004.

Item 2.	Identity and Background

(a)-(b) This statement is being filed by NYGG (Asia), Ltd., organized under the laws of the British Virgin Islands (“NYGG Asia”) and Roger Ming Li, a Chinese Citizen (“Li”) (NYGG Asia and Li individually a “Reporting Person” and together the “Reporting Persons”) each with its or his principal place of business at 12th Floor Ruttonjee House, 11 Duddell Street, Central, Hong Kong, China and with a primary office in Beijing, China.

(c) Li’s principal occupation is Managing Director of NYGG Asia.
(d) To the best knowledge of the Reporting Persons, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) To the best knowledge of the Reporting Persons, neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NYGG Asia is organized under the laws of the British Virgin Islands and Li is a Chinese citizen.

Item 3.	Source and Amount of Funds or Other Consideration

As further described in Item 4 below, Li acquired beneficial ownership over 480,000 shares of Stock, through Early Bird Tech Limited (“EBT”), which purchased the Stock for $993,600.00 (or $2.07 per share) from working capital. Also as described in Item 4 below, the Reporting Persons acquired beneficial ownership of 35,149,883 shares of Stock in exchange for the cancellation of debt owed to NYGG Asia, in the principal amount of $16,000,000, pursuant to the Agreement (defined below).

Item 4.	Purpose of Transaction

On September 29, 2014, the Issuer consummated an Agreement and Plan of Share Exchange (the “Exchange”) with Six Dimensions, Inc., pursuant to which, among others things, the Issuer converted from a Nevada Corporation to a Delaware Corporation.  In connection with the Exchange, NYGG Asia, the Issuer’s largest creditor, and the Issuer entered into a Debt Conversion Agreement (the “Agreement”). Pursuant to the Agreement, the Issuer’s indebtedness to NYGG Asia, in the aggregate approximate amount of $16,000,000, was cancelled in exchange for the issuance of 35,149,883 shares of Stock.  The Agreement further provides that the Issuer may not, without NYGG Asia’s prior written consent, issue any additional equity or debt securities or incur any additional indebtedness (other than in the ordinary course of business) for thirteen (13) months following September 29, 2014. The Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 1, 2014 and is incorporated herein by reference.

Also on September 29, 2014, 480,000 shares of Stock were purchased, through a private placement, by EBT, an entity controlled by Li.  The purpose of this purchase was for investment and not resale.

At this time, the Reporting Persons and EBT have no specific plan or proposal to acquire or dispose of the Stock. Consistent with their individual investment purposes, the Reporting Persons or EBT at any time and/or from time to time may acquire additional shares of Stock or dispose of any or all of the Reporting Persons’ Stock, based on prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and or other investment considerations.

CUSIP No. 83002F100	Page 4 of 5

The information contained in Item 3 and Item 5 of this Schedule 13D is also incorporated by reference herein.

Except as set forth in this Schedule 13D, the Reporting Persons and EBT and its Affiliates have no present plans or intentions which would relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As to NYGG Asia:
(a) As of September 29, 2014, NYGG Asia owned 35,149,883 shares of Stock, representing 45.6% of the Issuer’s outstanding Stock, based on the Form 8-K filed on October 1, 2014, which stated that the Issuer had 77,066,989 shares outstanding.

(b) NYGG Asia has shared power to vote and dispose of the 35,149,883 shares of Stock (representing 45.6% of the Stock) it holds and no sole power to vote or dispose of shares.
As to Li:
(a) As of September 29, 2014, Li beneficially owned 35,629,883 shares of Stock, including 480,000 shares held by EBT, representing 46.2% of the Issuer’s outstanding Stock, based on the Form 8-K filed on October 1, 2014, which stated that the Issuer had 77,066,989 shares outstanding.

(b) Li has shared power to vote and dispose of the 35,149,883 shares of Stock (representing 45.6% of the Stock) held  directly by NYGG Asia and sole power to vote and dispose of the 480,000 shares (representing 0.6% of the Stock) he beneficially holds though EBT.

As to both of the Reporting Persons:
(c) Except as described in this Schedule 13D, there have been no transactions in the Securities of the Issuer by the Reporting Persons during the past 60 days.
(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in Items, 3, 4 and 5 of this Schedule 13D, which are incorporated herein by reference in their entirety, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and or/any other person with respect to any securities of the Issuer.

CUSIP No. 83002F100	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2014
Date
/s/ Roger Ming Li
Signature
Roger Ming Li, Individually and as Managing Director of NYGG (Asia) Ltd.
Name/Title